UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to____

Commission File No. 1-985

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN
(Full title of the plan)

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

INGERSOLL-RAND COMPANY LIMITED
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

Index

Page(s)

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2006 and 2005	4

Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2006 and 2005	5

Notes to Financial Statements	6 - 13

Supplementary Information

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held
at End of Year) December 31, 2006	14

Schedules required by Section 2520.103-10 of the DOL's Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Administrator of the
Ingersoll-Rand Company Employee Savings Plan
Montvale, New Jersey

We have audited the accompanying financial statements of the Ingersoll-Rand Company Employee Savings Plan (the Plan) as of and for the years ended December 31, 2006 and 2005 as listed in the foregoing Index. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of the Plan, referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and changes in net assets available for benefits for the years ended December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charlotte, North Carolina
May 31, 2007

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006 and 2005

	2006	2005

Assets
Plan's interest in Savings Plan Master Trust (Note 3)	$1,240,861,572	$1,170,620,168
Assets of merged plans, at fair value (Note 4)	28,603	26,470
Participant loans	20,191,890	17,559,617

Total investments	$1,261,082,065	$1,188,206,255

Contributions receivable
Employer	$1,154,713	$328,139

Net assets available for benefits	$1,262,236,778	$1,188,534,394

The accompanying notes are an integral part of these financial statements.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the years ended December 31, 2006 and 2005

	2006	2005
Contributions
Participants	$63,495,561	$59,367,684
Employer	45,933,547	42,280,949
Employee rollover	6,994,240	5,771,141

	116,423,348	107,419,774

Plan's interest in investment income of the
Savings Plan Master Trust (Note 3)	104,099,332	65,025,841

Total additions	220,522,680	172,445,615

Participant withdrawals and distributions	146,640,095	126,977,805

Administrative expenses	180,201	182,539

Total subtractions	146,820,296	127,160,344

Net increase prior to transfers	73,702,384	45,285,271

Transfers from other plans (Note 7)	-	1,320,782

Net increase	73,702,384	46,606,053

Net assets available for benefits
Beginning of year	1,188,534,394	1,141,928,341
End of year	$1,262,236,778	$1,188,534,394

The accompanying notes are an integral part of these financial statements.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

1.  PLAN DESCRIPTION

The following brief description of the Ingersoll-Rand Company Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

History - Ingersoll-Rand Company (the “Company”) established the Ingersoll-Rand Company Employee Savings Plan (the “Plan”) effective January 1, 2003 as part of the implementation of the Retirement Income Program approved by the Board of Directors of the Ingersoll-Rand Company. The Plan was established in order to facilitate systematic savings by eligible employees and to provide those employees with an opportunity to fund their retirement and other specified needs.

The Plan was adopted effective January 1, 2003, reflecting a spin-off of certain account balances and the merger of all or a portion of the account balances of the following plans into the Plan:

•
Ingersoll-Rand Company Savings and Stock Investment Plan (the “SSIP”), except with respect to the account balances of employees whose employment with the Company terminated as a result of the sale of the Engineered Business Solutions.

•	Ingersoll-Rand/Thermo King Savings and Stock Investment Plan, except with respect to the account balances of employees whose eligibility to participate is subject to collective bargaining.

•	Kryptonite Corporation Profit Sharing Plan.

•	Blaw Knox Construction Equipment Corporation Retirement Plan for Salaried Employees.

•	National Refrigeration Services, Inc. 401(k) Retirement Savings Plan.

•
Hussmann International, Inc. Retirement Savings Plan for Hourly Employees, except with respect to the account balances of employees whose eligibility to participate is subject to collective bargaining.

•	Hussmann International, Inc. Retirement Savings Plan for Salaried Employees.

•	Taylor Industries, Inc. 401(k) Profit Sharing Plan.

•	Perimeter Bobcat P.S. 401(k) Plan.

•	WHS Refrigeration Systems, Inc. 401(k) Savings Plan.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

1.  PLAN DESCRIPTION (Continued)

Effective December 31, 2003, the account balances of participants in the SSIP, the Electronic Technology Corporation 401(k) Plan (the “ETC Plan”) and the Integrated Access Systems, Inc. Employee Salary Reduction Plan (the “Integrated Access Plan”) were merged into the Plan.

Effective May 31, 2005, the account balances of participants in the Ingersoll-Dresser Pump Company Hourly Pension Plan (the “IDP Plan”), the Falcon Lock 401(k) Plan (the “Falcon Lock Plan”) and the Nelson Refrigeration Profit Sharing Plan (the “Nelson Plan”) were merged into the Plan. Effective September 30, 2005, the Security One Systems, Inc. 401K Savings Plan (the “SOS Plan”) was merged into the Plan.

General - The Plan is a defined contribution plan covering eligible employees, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974, as amended (ERISA).

Fidelity Investments (“Fidelity”) is the trustee and recordkeeper of the Plan and the Plan’s assets are part of the Ingersoll-Rand Company Savings Plan Master Trust (“Savings Plan Master Trust”) maintained by Fidelity.

The Benefits Administration Committee (the “Committee”) administers the Plan on behalf of the Company. The Benefits Design Committee designs and approves changes to the Plan. The Benefits Investment Committee selects and approves the Plan’s investment options. Participants direct investments among the primary investment options. The Plan is intended and operated to satisfy the requirements of ERISA Section 404(c).

Assets of Merged Plans - Certain Plan investments relate to assets received as a result of the merger of the Nelson Plan into the Plan effective May 31, 2005. These assets were owned by the Plan but were not part of the Savings Plan Master Trust as of December 31, 2006 and 2005. The Company has no intentions to transfer these assets to the Savings Plan Master Trust at this time.

Contributions - For those employees who are eligible to participate in the Plan, there is automatic enrollment whereby a new employee is automatically enrolled in the Plan upon date of hire with a 2% pre-tax contribution that is invested in the Money Market Portfolio. The employee then has a period of approximately 30 days to elect to not contribute to the Plan or to change his or her contribution percentage and investment options within the Plan. Payroll deductions, consequently, do not begin until such period has expired. Each year, participants may contribute up to 50% (in whole percentages) of their compensation, as defined in the Plan and subject to limits under the Internal Revenue Code of 1986, as amended (“IRC”). Participants may use before or after-tax dollars for part or all of their elective contributions. Participants may also rollover to the Plan amounts representing distributions from other eligible retirement plans, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

1.  PLAN DESCRIPTION (Continued)

Contributions are subject to various limitations to ensure compliance with the requirements of the IRC. Participants may change their contribution amounts in accordance with the administrative procedures established by the Committee.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan’s assets are held in the Savings Plan Master Trust, together with assets from other participating defined contribution plans intended to qualify under IRC Section 401(a). Within the master trust, the Plan currently offers a money market portfolio, self-directed brokerage accounts, various mutual funds, and an Ingersoll-Rand Company Limited Stock Fund.

The Company contributes to the Plan via a matching contribution. The Plan requires Company matching contributions of 100% of participants’ contributions up to 6% of salary. The Company’s matching contribution is contributed in half cash and half stock. The cash half is immediately invested in the same manner as the participant contributions and the stock half, contributed in Ingersoll-Rand Company Limited Class A common shares, is immediately eligible to be invested in any investment option under the Plan. The Plan also has a discretionary profit sharing contribution available for certain participants working for an affiliate of the Company. This profit sharing contribution, if any, is determined annually by the sector leadership of the affiliate. At December 31, 2006 and 2005, employer contribution receivable included $524,568 and $328,139 respectively, related to this profit sharing contribution.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and (c) charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit which a participant is entitled to receive is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. The Company’s matching and profit sharing contribution portion of participants’ accounts is also immediately vested.

Participant Loans - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of prime plus 0.1% (rounded to the nearest 0.5%) at the time of the loan, which is commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits - Plan distributions may be in the form of a lump sum or in such other manner that the Plan may permit. In addition, Plan participants who terminate employment may elect distributions of at least $500 on a daily basis up to the balance in the account.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Forfeitures - Forfeitures apply only to the accounts of participants who participated in the SSIP and who terminated prior to January 1, 2003. Forfeitures of $345 and $2,590 at December 31, 2006 and 2005, respectively, were available to reduce future Company contributions. For 2006 and 2005, forfeitures of $111,905 and $24,830 were applied against Company contributions.

Basis of Presentation - The Plan follows the accrual method of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

Valuation of Investments - With the exception of assets of merged plans described earlier, Plan assets are part of the Savings Plan Master Trust, which provides unified investment management. Fidelity invests Plan assets in various trust investment options at the direction of Plan participants and as required by the Plan.

Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.

The Savings Plan Master Trust reports investments in the Mutual Funds, the Ingersoll-Rand Company Limited Stock Fund, and the investments comprising the assets of merged plans category at current value based on published market quotations. Fidelity’s Institutional Money Market Portfolio is valued at current value based on published market quotations of those Fidelity funds in which it participates. Investments in the Self-Directed Brokerage Accounts are at current value based on published market quotations of the individual investments comprising the brokerage accounts.

The Participant Loan Fund represents the net outstanding receivable balance, which approximates fair value, due to the Plan from those participants with outstanding loan balances.

Security Transactions and Investment Income - Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

The statements of changes in net assets include unrealized appreciation or depreciation in accordance with the policy of stating investments at current value. Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Policies on Transfers - Assets acquired through plan merger are recorded at the fair market value on the effective date of the plan merger.

Contributions - Participant and Company matching contributions are contributed to the Plan on a weekly, bi-weekly or monthly basis, as outlined in the Plan document. Profit sharing contributions are contributed to the Plan annually. Participant contributions for each investment option or portfolio are based on the participants’ elections.

Expenses of the Plan - Certain expenses associated with the administration of the Plan and the Savings Plan Master Trust are paid for by the Company. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments. Other expenses such as loan fees, withdrawal fees and fees related to investments in the brokerage accounts are paid for by the participant.

Benefit Payments - Distributions to terminated employees are recorded in the Plan’s financial statements when paid. There were no approved and unpaid amounts at December 31, 2006 and 2005.

3.  INVESTMENT IN THE SAVINGS PLAN MASTER TRUST

The Plan’s investments are in the Savings Plan Master Trust which was established for the investment of assets of the Plan and several other Ingersoll-Rand Company sponsored retirement plans. The assets of the Savings Plan Master Trust are held by Fidelity Management Trust Company (Trustee). Each participating retirement plan has an undivided interest in the Savings Plan Master Trust. The Trustee maintains separate accounting of all contributions, benefit payments and expenses and allocates income earned and received by the Savings Plan Master Trust on the basis of the adjusted value of each plan at year end. At December 31, 2006 and 2005, the Plan had an 80.7% and 79.7% participation, respectively, in the Savings Plan Master Trust.

The following investments in the Statements of Net Assets Available for Benefits and the net appreciation in fair value of investments, interest, and dividend income and other receipts in the Statements of Changes in Net Assets Available for Benefits are certified by the Trustee to be complete and accurate. The Trustee has also certified the Plan’s proportionate share of such items to be complete and accurate. The Savings Plan Master Trust financial statements are prepared on the modified cash basis of accounting while the Plan’s financial statements are prepared on the accrual basis of accounting.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

3.     INVESTMENT IN THE SAVINGS PLAN MASTER TRUST (continued)
	2006	2005

Investments, at fair value
Money market portfolio	$307,212,337	$305,553,295
Mutual funds	876,393,207	781,855,574
Self-directed brokerage accounts	9,318,740	7,440,386
Ingersoll-Rand Company limited stock fund	343,456,640	372,879,253
Participant loans receivable	26,568,705	23,550,480
Net assets available for benefits	$1,562,949,629	$1,491,278,988

Net realized and unrealized appreciation of investments and interest and dividend income for the Savings Plan Master Trust for the years ended December 31, are as follows:

	2006	2005

Investment income:
Net appreciation (depreciation) in fair value of investments
Money market portfolio	$14,160,987	$9,576,886
Mutual funds	49,515,544	33,838,519
Ingersoll-Rand Company Limited stock fund	(7,074,302)	3,898,855
	56,602,229	47,314,260
Interest and dividend income	66,686,829	29,344,014
Total investment income	$123,289,058	$76,658,274

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

4.  ASSETS OF MERGED PLANS

Investments in the assets of merged plans category are comprised of the investments of the Nelson Plan which were merged into the Plan effective May 31, 2005. The investments of this merged plan are comprised of $28,603 and $26,470 of variable annuity accounts at December 31, 2006 and 2005.

5.   TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 29, 2004 that the Plan and related trust are designed in accordance with applicable sections of the IRC to be exempt from U.S. federal income tax. The Plan has been amended since receiving the determination letter. Plan management and the Plan’s counsel believe that the Plan is designed and is currently being operated in material compliance with the applicable requirements of the IRC and therefore no provision for U.S. federal income tax is required.

6.   PARTY-IN-INTEREST

Certain Plan investments are shares or units of money market portfolio, commingled pool and mutual funds managed by Fidelity Investments, the Plan’s trustee and recordkeeper. These transactions qualify as permitted party-in-interest transactions.

Certain Savings Plan Master Trust investments are units of the Ingersoll-Rand Company Limited Stock Fund. These transactions qualify as permitted party-in-interest transactions.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

7.  TRANSFERS FROM OTHER PLANS

During 2005, as described in Note 1, several plans transferred assets or were merged into the Plan as follows:

Value of
Plan Name	Transfer

Ingersoll-Dresser Pump Company
Hourly Pension Plan	$11,543
Falcon Lock 401K Plan	82,118
Security One Systems, Inc. 401K Savings Plan	1,202,721
Nelson Refrigeration Profit Sharing Plan	24,400

Total transfers from other plans	$1,320,782

8.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan, ERISA and the IRC. In the event of Plan termination, all affected participants would become 100% vested in their employer contributions.

9.   RISKS AND UNCERTAINTIES

Investments are subject to risk conditions of the individual investment’s objectives, stock market performance, interest rates, economic conditions and world affairs. Due to the level of risk associated with the Plan’s investments, it is reasonably possible that changes in the values of the Plan’s investments will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

10.   SUBSEQUENT EVENTS

On February 27, 2007, the Company agreed to sell its Road Development business unit to AB Volvo. The U.S. portion of the sale was completed on April 30, 2007. The assets of the terminated employees and terminated vested employees related to the business unit are anticipated to be transferred to an AB Volvo defined contribution plan intended to be qualified under IRC Section 401(a) during 2007. The Company announced that it has initiated a process to explore strategic alternatives for its Bobcat and construction-related businesses, including the Utility Equipment and Attachments businesses. The Company's alternatives may include an outright sale of the businesses or a spin-off to shareholders. The Company is unaware at this time how this transaction will impact the Plan.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

Plan Sponsor:	Ingersoll-Rand Company
Employer Identification:	13-5156640
Plan Number:	078

		Description of investment
		including maturity date, rate
	Identity of issue, borrower,	of interest, collateral, par		Current
	lessor, or similar party	or maturity value	Cost	Value
(a)	(b)	(c)	(d)	(e)

*	Plan's interest in Savings Plan	Master Trust
	Master Trust	80.7% participation	**	$1,240,861,572

	Mass Mutual Variable Annuity
	Contracts	Variable annuity contracts	**	28,603

	Participant Loans	Due 01/01/07 - 05/08/26;
		5% - 9%	$-	20,191,890

	TOTAL INVESTMENTS HELD BY THE PLAN			$1,261,082,065

* Includes assets which represent permitted party-in-interest transactions to the Plan.
** Cost information is not required for participant directed investments and is therefore omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

Dated: May 31, 2007	By:	/s/ Sheila Warren
Name: Sheila Warren
Title: Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Cherry, Bekaert & Holland, L.L.P.